Exhibit 21.1
Immunovant, Inc.
List of Subsidiaries

Subsidiary	Jurisdiction

Immunovant Treasury Inc.	Delaware
Immunovant Sciences Ltd.	Bermuda
Immunovant Sciences Holdings Limited	United Kingdom
IMVT Corporation	Delaware
Immunovant Sciences GmbH	Switzerland